October 2, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington D.C. 20549-3561

Attn: Michael Moran

Re: TETRA Technologies, Inc.

Form 10-K for the year ended December 31, 2006

File No. 1-13455

And our letter to you dated September 24, 2007 (the "Letter")

Dear Mr. Moran:

With regard to the Letter, TETRA Technologies, Inc. (the “Company”) hereby acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please call the undersigned at (281) 364-2241 or Bill McDonald at Andrews Kurth LLP at (713) 220-4813. We would appreciate the opportunity to confer with the Staff before its response and/or the issuance of any additional comments.

Very truly yours,

/s/Bass C. Wallace, Jr.

Bass C. Wallace, Jr.

General Counsel & Secretary